Exhibit 4.1

EXECUTION VERSION

ASSUMPTION AND ACCESSION AGREEMENT

Date: May 20, 2014

To:	Bank of America, N.A., as Administrative Agent under the Credit Agreement dated as of September 21, 2012 (as previously amended, the “Credit Agreement”) among Pentair Finance S.A., various affiliates thereof, various financial institutions and Bank of America, N.A., as Administrative Agent.

Ladies/Gentlemen:

As contemplated by the First Amendment and Consent, dated as of April 22, 2014 to the Credit Agreement, upon the Merger, each of Pentair plc and the Swiss Parent are to be parties to the Credit Agreement. Accordingly, each of Pentair plc and the Swiss Parent acknowledges and agrees as follows:

1. Pentair plc acknowledges that, effective upon the Merger, it will become a party to the Credit Agreement. In furtherance of the foregoing, Pentair plc agrees that, effective upon the Merger, (a) it will have assumed all obligations of Pentair Ltd. under the Credit Agreement and (b) it will perform all of the obligations of the “Parent” under the Credit Agreement. Without limiting the foregoing, Pentair plc confirms that, upon the effectiveness of the Merger, its guaranty of the obligations of each Borrower set forth in Article X of the Credit Agreement will be effective.

2. Effective upon the Merger, the Swiss Parent will become a party to the Credit Agreement. In furtherance of the foregoing, the Swiss Parent agrees that, effective upon the Merger, (a) it will be bound by the Credit Agreement in all respects as if it had been an original party thereto and (b) it will perform all of the obligations of a “Guarantor” under the Credit Agreement.

[Signatures begin on the following page]

PENTAIR plc		PENTAIR INVESTMENTS SWITZERLAND GmbH

By:	/s/ Angela D. Lageson	By:	/s/ Mark C. Borin
Name: Angela D. Lageson		Name: Mark C. Borin
Title: Director		Title: Managing Director

		By:	/s/ Julien Lugon-Moulin
Name: Julien Lugon-Moulin
Title: Managing Director

Assumption and Accession Agreement